Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$407	$431
Portion of rentals representing an interest factor	97	101
Total fixed charges	$504	$532

Earnings available for fixed charges:
Net income	$2,907	$2,328
Equity earnings net of distributions	(41)	(28)
Income taxes	1,771	1,406
Fixed charges	504	532
Earnings available for fixed charges	$5,141	$4,238

Ratio of earnings to fixed charges	10.2	8.0

42